Exhibit 99.2

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED
MARCH 31, 2016

May 16, 2016

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

		For the three months ended March 31,
U.S. dollars	Note	2016 $000’s (except per share amounts)	2015 $000’s (except per share amounts) (As adjusted – note 4, 8)
Revenues	5	288,673	272,292
Expenses	6
Selling		45,509	46,845
General and administrative		140,729	127,020
Financial		24,884	52,803
Gaming duty		29,355	26,169
Acquisition-related costs		184	—
Total expenses		240,661	252,837
Income from investments		9,481	3,634
Loss from associates		(40)	(128)
Net earnings from continuing operations before income taxes		57,453	22,961
Income taxes (recovery)		1,962	(302)
Net earnings from continuing operations		55,491	23,263
Net loss from discontinued operations (net of tax)		—	(12,496)
Net earnings		55,491	10,767
Net earnings (loss) attributable to
Shareholders of Amaya Inc.		55,639	10,767
Non-controlling interest		(148)	—
Net earnings		55,491	10,767
Basic earnings from continuing operations per common share	7	$0.42	$0.17
Diluted earnings from continuing operations per common share	7	$0.28	$0.12
Basic earnings per common share	7	$0.42	$0.08
Diluted earnings per common share	7	$0.28	$0.05

See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the three months ended March 31,
	2016	2015
U.S. dollars	$000’s	$000’s (As adjusted – note 4, 8)
Net earnings	55,491	10,767
Items that are or may be reclassified to net earnings
Available-for-sale investments – gain in fair value (net of income tax expense of $nil) (2015 - net of income tax expense $911,000)	4,760	14,646
Available-for-sale investments – reclassified to net earnings	—	(2,051)
Foreign continuing operations – unrealized foreign currency translation differences	(134,631)	138,515
Foreign discontinued operations – unrealized foreign currency translation differences	—	2,768
Net investment hedge - net loss	—	(64,330)
Cash flow hedges – effective portion of changes in fair value (net of income tax of nil (2015 - nil))	(97,670)	32,725
Cash flow hedges – reclassified to net earnings (net of income tax of nil (2015 - nil))	93,643	(51,532)
Other	—	294
Other comprehensive income (loss)	(133,898)	71,035
Total comprehensive income (loss)	(78,407)	81,802

See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of March 31,	As of December 31,
		2016	2015
U.S. dollars	Note	$000’s	$000’s (As adjusted – note 4)
ASSETS
Current assets
Cash		207,095	274,359
Restricted cash	9	118,319	—
Accounts receivable		76,951	71,642
Inventories		553	755
Prepaid expenses and deposits		29,078	30,734
Current investments		326,272	307,583
Income tax receivable		32,286	26,972
Derivatives	11	—	13,485
Total current assets		790,554	725,530
Non-current assets
Restricted cash	9	44,884	118,169
Prepaid expenses and deposits		21,996	21,794
Investments in associates		11,338	10,734
Long-term investments		9,523	9,462
Promissory note		7,923	7,700
Property and equipment		45,818	47,092
Investment tax credits receivable		1,477	1,410
Deferred income taxes		282	302
Goodwill and intangible assets		4,678,926	4,701,354
Total non-current assets		4,822,167	4,918,017
Total assets		5,612,721	5,643,547
LIABILITIES
Current
Accounts payable and accrued liabilities		111,691	140,295
Other payables	12	95,069	89,454
Provisions	17	397,233	17,891
Customer deposits	13	406,981	443,519
Income tax payable		36,858	28,876
Current maturity of long-term debt	10	58,657	32,889
Derivatives	11	119,054	18,723
Total current liabilities		1,225,543	771,647
Non-current liabilities
Other payables	12	607	569
Long-term debt	10	2,402,528	2,436,538
Provisions	17	10,644	388,007
Derivatives	11	6,177	6,102
Deferred income taxes		21,097	20,778
Total non-current liabilities		2,441,053	2,851,994
Total liabilities		3,666,596	3,623,641
EQUITY
Share capital	14	1,573,640	1,571,400
Reserves	15	149,452	280,964
Retained earnings		221,783	166,144
Equity attributable to the owners of Amaya Inc.		1,944,875	2,018,508
Non-controlling interest		1,250	1,398
Total equity		1,946,125	2,019,906
Total liabilities and equity		5,612,721	5,643,547

See accompanying notes.

Approved and authorized for issue on behalf of the Board on May 16, 2016.

(Signed) “Daniel Sebag”, Director	(Signed) “Divyesh (Dave) Gadhia”, Director
Daniel Sebag, CFO	Divyesh (Dave) Gadhia, Interim Chairman

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three months ended March 31, 2016 and 2015

	Share Capital
U.S. dollars	Common shares number	Convertible preferred shares number	Common shares amount $000’s	Convertible preferred shares amount $000’s	Reserves (note 15) $000’s	Retained Earnings/ (Deficit) $000’s	Equity attributable to the owners of Amaya Inc. $000's	Non-controlling interest $000’s	Total equity $000’s
Balance – January 1, 2015	132,844,341	1,139,356	887,598	688,694	298,540	(44,512)	1,830,320	—	1,830,320
Net earnings	—	—	—	—	—	10,767	10,767	—	10,767
Other comprehensive income	—	—	—	—	71,035	—	71,035	—	71,035
Total comprehensive income	—	—	—	—	71,035	10,767	81,802	—	81,802
Issue of common shares in relation to exercised warrants	260,675	—	878	—	(122)	—	756	—	756
Issue of common shares in relation to exercised employee stock options	63,570	—	383	—	(87)	—	296	—	296
Conversion of preferred shares	4,592	(107)	98	(98)	—	—	—	—	—
Stock-based compensation	—	—	—	—	2,760	—	2,760	—	2,760
Balance – March 31, 2015 (As adjusted – note 4, 8)	133,173,178	1,139,249	888,957	688,596	372,126	(33,745)	1,915,934	—	1,915,934

Balance – January 1, 2016	133,426,193	1,139,249	887,014	684,386	280,964	166,144	2,018,508	1,398	2,019,906
Net earnings (loss)	—	—	—	—	—	55,639	55,639	(148)	55,491
Other comprehensive loss	—	—	—	—	(133,898)	—	(133,898)	—	(133,898)
Total comprehensive income (loss)	—	—	—	—	(133,898)	55,639	(78,259)	(148)	(78,407)
Issue of common shares in relation to exercised warrants	273,366	—	1,771	—	(564)	—	1,207	—	1,207
Issue of common shares in relation to exercised employee stock options	104,384	—	469	—	(116)	—	353	—	353
Stock-based compensation	—	—	—	—	3,066	—	3,066	—	3,066
Balance – March 31, 2016	133,803,943	1,139,249	889,254	684,386	149,452	221,783	1,944,875	1,250	1,946,125

See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three months ended March 31,
		2016	2015
		$000’s	$000’s
U.S. dollars	Note		(As adjusted – note 4, 8)
Operating activities
Net earnings		55,491	10,767
Interest accretion		9,803	11,912
Unrealized gain on foreign exchange		(16,051)	(22,100)
Depreciation of property and equipment		1,957	4,412
Amortization of intangible assets		30,233	30,413
Amortization of deferred development costs		1,093	219
Stock-based compensation		3,066	2,760
Impairment of property and equipment, intangible assets, prepaids and finance leases		—	2,100
Realized gain on investments		(805)	—
Unrealized gain on investments		(7,271)	(3,634)
Loss from associates		40	128
Income tax expense recognized in net earnings		1,962	6,449
Interest expense		32,418	49,147
Income taxes received (paid)		841	(1,641)
Other		(829)	(1,915)
Changes in non-cash operating elements of working capital		(66,728)	24,708
Net cash inflows from operating activities		45,220	113,725
Financing activities
Issuance of capital stock in relation with exercised warrants		1,207	756
Issuance of capital stock in relation with exercised employee stock options		353	296
Interest paid		(33,244)	(50,194)
Repayment of long-term debt		(27,777)	(5,537)
Net cash outflows from financing activities		(59,461)	(54,679)
Investing activities
Additions in deferred development costs		(4,409)	(5,597)
Additions to property and equipment		(1,207)	(6,806)
Acquired intangible assets		(3,272)	(936)
Purchase of investments		(18)	(61,763)
Cash disposed of in discontinued operations		—	(9,453)
Net movement into restricted cash	9	(44,798)	(34,172)
Settlement of minimum revenue guarantee		(4,769)	(3,750)
Acquisition of subsidiaries		—	(20)
Other		(29)	—
Net cash outflows from investing activities		(58,502)	(122,497)
Decrease in cash		(72,743)	(63,451)
Cash – beginning of period		274,359	366,738
Unrealized foreign exchange difference on cash		5,479	(9,430)
Cash – end of period		207,095	293,857

See accompanying notes.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS

Amaya Inc. (“Amaya” or the “Corporation”), formerly Amaya Gaming Group Inc., is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. As at March 31, 2016, Amaya had two major lines of operations within its Business‑to‑Consumer (“B2C”) business, real-money online poker (“Poker”) and real-money online casino and sportsbook (“Casino & Sportsbook”). As it relates to these two business lines, online revenues include revenues generated through the Corporation’s online, mobile and desktop client platforms. After accounting for discontinued operations as a result of the divestiture of its Business-to-Business (“B2B”) assets during the year ended December 31, 2015, Amaya no longer operates its former B2B business, which previously consisted of certain of its subsidiaries that offered interactive and land-based gaming solutions for the regulated gaming industry worldwide. As a result, the former B2B business, which was previously accounted for as a separate reportable segment, was adjusted to discontinued operations for the three months ended March 31, 2015 and its prior period results adjusted.

Amaya’s B2C operations operate globally and conduct its principal activities from its headquarters in the Isle of Man. The Corporation owns and operates gaming and related interactive entertainment businesses, which it offers under several owned brands including, among others, PokerStars, Full Tilt, BetStars, StarsDraft, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and Asia Pacific Poker Tour.

Amaya’s registered head office is located at 7600 Trans-Canada Highway, Montréal, Québec, Canada, H9R 1C8 and its common shares are listed on the Toronto Stock Exchange (the “TSX”) and the Nasdaq Global Select Market, each under the symbol “AYA”.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34—Interim Financial Reporting, and do not include all of the information required for full annual consolidated financial statements. The accounting policies and methods of computation applied in these unaudited interim condensed consolidated financial statements are consistent with those applied by the Corporation in its audited consolidated financial statements as at and for the year ended December 31, 2015 and related notes contained therein (the “2015 Financial Statements”) with the exception of its presentation currency which was changed from the Canadian dollar to the U.S. dollar. For a discussion on the change in presentation currency refer to the “Change in presentation currency” note below. These unaudited interim condensed consolidated financial statements should be read in conjunction with the 2015 Financial Statements.

For reporting purposes, the Corporation prepares its financial statements in U.S. dollars. Unless otherwise indicated, all dollar (“$”) amounts and references to “USD” or “USD $” in these unaudited interim condensed consolidated financial statements are expressed in U.S. dollars. References to ‘‘EUR’’ or “€” are to European Euros, references to ‘‘CDN’’ or “CDN $” are to Canadian dollars and references to “GBP” are to Great Britain Pound Sterling. Unless otherwise indicated, all references to a specific “note” refers to these notes to the unaudited interim condensed consolidated financial statements of the Corporation for the period ended March 31, 2016. References to “IFRS” and “IASB” are to International Financial Reporting Standards and the International Accounting Standards Board, respectively.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

New Accounting Pronouncements – Not Yet Effective

IFRS 9, Financial Instruments

The IASB issued IFRS 9 relating to the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (i.e., its business model) and the contractual cash flow characteristics of such financial assets. IFRS 9 also amends the impairment model by introducing a new expected credit losses model for calculating impairment on its financial assets and commitments to extend credit. The standard also introduces additional changes relating to financial liabilities. IFRS 9 also includes a new hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Extended disclosures about risk management activity for those applying hedge accounting will also be required under the new standard.

An entity shall apply IFRS 9 retrospectively, with some exemptions, for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Corporation is currently evaluating the impact of this standard, and does not anticipate applying it prior to its effective date.

IFRS 15, Revenues from Contracts with Customers

The Financial Accounting Standards Board and IASB have issued converged standards on revenue recognition. This new IFRS 15 affects any entity using IFRS that either enters into contracts with customers, unless those contracts are within the scope of other standards such as insurance contracts, financial instruments or lease contracts. This IFRS will supersede the revenue recognition requirements in IAS 18 and most industry-specific guidance.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized.  New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.

The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Corporation is currently evaluating the impact of this standard, and does not anticipate applying it prior to its effective date.

IFRS 16, Leases

The IASB recently issued IFRS 16 to replace IAS 17 “Leases”. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors.

The Corporation intends to adopt IFRS 16 in its financial statements for the annual period beginning on January 1, 2019. The Corporation is currently evaluating the impact of this standard, and does not anticipate applying it prior to its effective date.

4.	CHANGE IN PRESENTATION CURRENCY

Effective January 1, 2016, the Corporation changed its presentation currency in the unaudited interim condensed consolidated financial statements from the Canadian dollar to the U.S. dollar. The change in presentation currency was made as the Corporation believes that this change will reduce the impact of movements in exchange rates on reported results and provide shareholders with a more accurate reflection of the Corporation’s underlying performance. In making the change to a U.S. dollar presentation currency, the Corporation applied the change retrospectively, in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, as if the new presentation currency had always been the Corporation's presentation currency.

The financial statements for all periods presented herein have been translated to a U.S. dollar presentation currency. For comparative balances, assets and liabilities were translated into the presentation currency at the closing rate of exchange at the reporting date for those financial periods, and income and expenses were translated into the presentation currency using a reasonable average exchange rate that approximates the exchange rates at the dates of the transactions in accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates”. Non-U.S. dollar cash flows were translated into U.S. dollars using the average rates of exchange over the relevant period, and share capital and reserves were translated at the historical rates prevailing on the date of each relevant transaction. Exchange rate differences arising on translation to the presentation currency were recognized in the foreign currency translation reserve in shareholders’ equity.

The exchange rates used were as follows:

CDN $/$ exchange rate	Year ended December 31,	Three months ended March 31,
	2015	2015
Closing rate	1.3840	1.2666
Average rate	1.2785	1.2412

5.	SEGMENTED INFORMATION

For the three months ended March 31, 2016, the Corporation had one reportable segment, B2C, which for the purposes of the financial statements is further divided into the Poker and Casino & Sportsbook business lines. Other B2C sources of revenue are aggregated into “Other”, while certain other nominal sources of revenue and corporate costs are included in “Corporate”. As at March 31, 2015, the Corporation had two different reportable segments, B2C and B2B. After accounting for the divestiture of its B2B assets during the year ended December 31, 2015, the Corporation no longer owns or operates the former B2B segment. As a result, the B2B segment was adjusted to discontinued operations for the three months ended March 31, 2015 and prior period results were adjusted accordingly.

Segmented net earnings from continuing operations for the three months ended March 31, 2016:

	For the three months ended March 31, 2016
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Revenue	216,374	60,114	11,971	288,459	214	288,673
Selling				(44,745)	(764)	(45,509)
General and administrative				(124,515)	(16,214)	(140,729)
Financial				(28,883)	3,999	(24,884)
Gaming duty				(29,355)	—	(29,355)
Acquisition-related costs				—	(184)	(184)
Income from investments				868	8,613	9,481
Loss from associates				—	(40)	(40)
Net earnings (loss) from continuing operations before income taxes				61,829	(4,376)	57,453
Income taxes (recovery)				1,978	(16)	1,962
Net earnings (loss) from continuing operations				59,851	(4,360)	55,491

Other segmented information
Depreciation & amortization				33,137	146	33,283
Bad debt				971	—	971
Total Assets				5,526,041	86,680	5,612,721
Total Liabilities				3,630,761	35,835	3,666,596

Segmented net earnings from continuing operations for the three months ended March 31, 2015:

	For the three months ended March 31, 2015 (As adjusted - note 4, 8)
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Revenue	242,814	16,414	12,638	271,866	426	272,292
Selling				(46,394)	(451)	(46,845)
General and administrative				(114,424)	(12,596)	(127,020)
Financial				(49,742)	(3,061)	(52,803)
Gaming duty				(26,169)	—	(26,169)
Acquisition-related costs				—	—	—
Income from investments				—	3,634	3,634
Loss from associates				—	(128)	(128)
Net earnings (loss) from continuing operations before income taxes				35,137	(12,176)	22,961
Income taxes (recovery)				542	(844)	(302)
Net earnings (loss) from continuing operations				34,595	(11,332)	23,263

Other segmented information
Depreciation & amortization				30,977	265	31,242
Bad debt				1,019	2,100	3,119
Total Assets				5,869,544	327,012	6,196,556
Total Liabilities				3,842,426	438,196	4,280,622

The Corporation also evaluates revenue performance by geographic region based on the primary jurisdiction where the Corporation is licensed or approved to offer, or offers through third party licenses or approvals, its products and services. The following tables set out the proportion of revenue attributable to each license or approval (as opposed to the geographic region where gameplay actually occurred) generating a minimum of 5% of total consolidated revenue, as well as the revenue attributable to Canada, the Corporation’s jurisdiction of incorporation:

	For the three months ended March 31, 2016
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Canada	—	—	—	—	—	—
Isle of Man	84,086	3,264	—	87,350	—	87,350
Malta	60,359	41,300	—	101,659	—	101,659
Italy	21,395	6,452	158	28,005	—	28,005
United Kingdom	15,022	3,288	107	18,417	—	18,417
Spain	9,488	5,482	165	15,135	—	15,135
France	15,556	—	148	15,704	—	15,704
Other licensed or approved jurisdictions	10,468	328	11,393	22,189	214	22,403
	216,374	60,114	11,971	288,459	214	288,673

	For the three months ended March 31, 2015 (As adjusted - note 4, 8)
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Canada	—	—	—	—	—	—
Isle of Man	100,222	3,455	—	103,677	—	103,677
Malta	64,173	8,999	—	73,172	—	73,172
Italy	23,122	17	163	23,302	—	23,302
United Kingdom	17,521	1,816	100	19,437	—	19,437
Spain	12,793	2,127	164	15,084	—	15,084
France	15,688	—	153	15,841	—	15,841
Other licensed or approved jurisdictions	9,295	—	12,058	21,353	426	21,779
	242,814	16,414	12,638	271,866	426	272,292

The distribution of some of the Corporation’s non-current assets (goodwill, intangible assets and property and equipment) by geographic region is as follows:

	As of March 31,	As of December 31,
	2016	2015
	$000’s	$000’s (As adjusted - note 4)
Geographic Area
Canada	35,508	31,406
Isle of Man	4,662,587	4,693,965
Malta	661	673
Italy	61	61
United Kingdom	5,698	5,157
France	402	376
Other licensed or approved jurisdictions	19,827	16,808
	4,724,744	4,748,446

6.	EXPENSES CLASSIFIED BY NATURE

	For the three months ended March 31,
	2016 $000’s	2015 $000’s
		(As adjusted – note 4, 8)
Financial
Interest and bank charges	42,485	52,288
Foreign exchange	(17,601)	515
	24,884	52,803
General and administrative
Processor costs	13,784	15,679
Office	16,633	14,155
Salaries and fringe benefits	42,981	38,463
Research and development salaries	8,871	7,055
Stock-based compensation	3,066	2,760
Depreciation of property and equipment	1,957	1,576
Amortization of deferred development costs	1,093	120
Amortization of intangible assets	30,233	29,546
Professional fees	20,918	14,508
Bad debt	971	3,119
Loss on disposal of assets	222	39
	140,729	127,020

Selling	45,509	46,845

Gaming duty	29,355	26,169

Acquisition-related costs
Professional fees	184	—
	184	—

7.	NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings from continuing operations and earnings per common share for the following periods:

	For the three months ended March 31,
	2016	2015 (As adjusted - note 4, 8)
Numerator
Numerator for basic and diluted earnings per common share –net earnings from continuing operations	$55,491,000	$23,263,000
Numerator for basic and diluted earnings per common share –net loss from discontinuing operations	$—	$(12,496,000)
Numerator for basic and diluted earnings per common share – net earnings	$55,491,000	$10,767,000
Denominator
Denominator for basic earnings per common share – weighted average number of common shares	133,674,184	133,027,088

Effect of dilutive securities
Stock options	960,260	4,808,681
Warrants	11,068,304	13,538,358
Convertible preferred shares	51,339,074	48,390,369
Effect of dilutive securities	63,367,638	66,737,408
Dilutive potential for diluted earnings per common share	197,041,822	199,764,496
Basic earnings from continuing operations per common share	$0.42	$0.17
Diluted earnings from continuing operations per common share	$0.28	$0.12
Basic loss from discontinued operations per common share	$—	$(0.09)
Diluted loss from discontinued operations per common share	$—	$(0.09)
Basic earnings per common share	$0.42	$0.08
Diluted earnings per common share	$0.28	$0.05

As the Corporation reported a net loss from discontinued operations for the three months ended March 31, 2015, the effect of the conversion or exercise of stock options, warrants and convertible preferred shares was anti-dilutive and excluded from the calculation.

8.	PRIOR PERIOD ADJUSTMENT

		For the three months ended March 31,
	Note	2015 $000’s (As adjusted – note 4)	2015 $000’s (As reclassified) (A, B)	2015 $000’s (As reclassified to discontinued operations) (C)	2015 $000’s
Revenues		275,338	—	(3,046)	272,292
Expenses
Selling		48,222	—	(1,377)	46,845
General and administrative		157,071	(23,916)	(6,135)	127,020
Financial		53,061	—	(258)	52,803
Gaming duty		—	26,169	—	26,169
Acquisition-related costs		2,253	(2,253)	—	—
		260,607	—	(7,770)	252,837
Income from investments		3,506	128	—	3,634
Loss from associates		—	(128)	—	(128)
Net earnings from continuing operations before income taxes		18,237	—	4,724	22,961
Current income taxes		2,334	(1,565)	(769)	—
Deferred (recovery) income taxes		(1,988)	1,867	121	—
Income taxes (recovery)		—	(302)	—	(302)
Net earnings from continuing operations		17,891	—	5,372	23,263
Net loss from discontinued operations (net of tax)		(7,124)	—	(5,372)	(12,496)
Net earnings		10,767	—	—	10,767
Basic earnings from continuing operations per common share		$0.17	—	—	$0.17
Diluted earnings from continuing operations per common share		$0.12	—	—	$0.12
Basic earnings per common share	7	$0.08	—	—	$0.08
Diluted earnings per common share	7	$0.05	—	—	$0.05

(A)

The Corporation combined current and deferred income taxes (recovery) in the unaudited interim condensed consolidated statement of earnings into one line item called “Income taxes (recovery)”. This reclassification had no impact on the total earnings of the Corporation.

(B)

To provide more relevant information to the readers of the Corporation’s unaudited interim condensed consolidated financial statements, the Corporation also changed its accounting policy relating to the presentation of gaming duties in the unaudited interim condensed consolidated statements of earnings. The expense was reclassified from general and administrative to its own separate line item titled “Gaming Duty” for the comparative period to conform to the current year’s presentation as it reflects the increasing importance of gaming duties to the users of the financial statements. In addition, certain acquisition-related costs were reclassified to general and administrative expenses to conform with the current year’s presentation, which is considered to be more aligned to the Corporation’s financial performance. Neither reclassification had an impact on the unaudited interim condensed consolidated statements of earnings.

(C)	The Corporation adjusted net earnings for each of the divested B2B businesses from continuing operations to discontinued operations.

	For the three months ended March 31,
	2015 $000’s (As adjusted – note 4)	2015 $000’s (As reclassified) (A, B)	2015 $000’s
Net cash inflows from operating activities	63,531	50,194	113,725
Net cash outflows from financing activities	(4,485)	(50,194)	(54,679)
Net cash outflows from investing activities	(122,497)	—	(122,497)
Decrease in cash	(63,451)	—	(63,451)

The Corporation reclassified certain items in the unaudited interim condensed consolidated statements of cash flows within the cash flows from operating activities section for the comparative period to conform to the current year’s presentation. This reclassification had no impact on the total cash flows from operating activities. In addition, to provide information in line with the online gaming industry, the Corporation reclassified in the unaudited interim condensed consolidated statements of cash flows for the comparable prior year period, interest paid from cash flows from the operating activities section to the cash flows from financing activities section. This reclassification had no impact on the total cash flow change.

9.	RESTRICTED CASH

Restricted cash held by the Corporation consists of the following components:

	As of March 31,	As of December 31,
	2016	2015
	$000’s	$000’s (As adjusted - note 4)
Guarantees in connection with licenses held	9,884	7,277
Funds in excess of working capital requirements set aside for deferred payment *	118,319	110,892
Cash portion of Kentucky Bond Collateral **	35,000	—
Restricted cash – total	163,203	118,169
Restricted cash – current portion	118,319	—
Restricted cash – non-current portion	44,884	118,169

*

The purchase price for the Rational Group Acquisition included a $4.5 billion payment made at closing of the transaction, plus a deferred payment in the aggregate amount of $400 million, payable on February 1, 2017. The Corporation must deposit into a separate bank account an amount equal to 35% of its monthly excess cash flow as defined under the credit agreements governing the First Lien Term Loans and USD Second Lien Term Loan (see note 10).

**

For the three months ended March 31, 2016, $35 million of restricted cash was collateralized as part of the Kentucky Bond Collateral (see note 17) and now appears in Cash portion of Kentucky Bond Collateral.

10.	LONG-TERM DEBT

The following is a summary of long-term debt outstanding at March 31, 2016 and December 31, 2015 (all capitalized terms used in the table below regarding to such long-term debt are defined in the following note):

	Interest rate	March 31, 2016, Principal outstanding balance in local denominated currency	March 31, 2016 Carrying amount	December 31, 2015, Principal outstanding balance in local denominated currency	December 31, 2015 Carrying amount
		$000’s	$000’s	$000’s (As adjusted - note 4)	$000’s (As adjusted - note 4)
USD First Lien Term Loan	5.00%	2,036,486	1,976,411	2,041,616	1,978,764
EUR First Lien Term Loan	5.25%	288,321	322,081	289,048	307,583
USD Second Lien Term Loan	8.00%	210,000	162,693	210,000	161,524
2013 Debentures (CDN)	7.50%	—	—	30,000	21,556
Total long-term debt			2,461,185		2,469,427
Current portion			58,657		32,889
Non-current portion			2,402,528		2,436,538

During the three months ended March 31, 2016, the Corporation incurred the following interest on its then-outstanding long-term debt:

	Effective interest rate	Interest $000's	Interest Accretion $000's	Total Interest $000's
USD First Lien Term Loan	5.71%	23,689	2,777	26,466
EUR First Lien Term Loan	5.68%	4,230	252	4,482
USD Second Lien Term Loan	13.26%	4,247	1,169	5,416
2013 Debentures (CDN)	14.10%	—	121	121
Total		32,166	4,319	36,485

During the three months ended March 31, 2015, the Corporation incurred the following interest on its then-outstanding long-term debt:

	Effective interest rate	Interest $000's (As adjusted - note 4)	Interest Accretion $000's (As adjusted - note 4)	Total Interest $000's (As adjusted - note 4)
USD First Lien Term Loan	5.79%	21,103	2,606	23,709
EUR First Lien Term Loan	5.97%	2,995	309	3,304
USD Second Lien Term Loan	9.07%	16,000	1,074	17,074
Senior Facility (USD)	9.90%	5,653	88	5,741
Mezzanine Facility (USD)	16.16%	1,568	2,184	3,752
2013 Debentures (CDN)	14.10%	996	342	1,338
Total		48,315	6,603	54,918

The principal repayments of the Corporation’s currently outstanding long-term debt over the next five years amount to the following:

	2017 $000's	2018 $000's	2019 $000's	2020 $000's	2021+ $000's
USD First Lien Term Loan	67,876	118,472	126,552	134,953	1,588,634
EUR First Lien Term Loan	3,204	3,204	3,204	3,204	305,135
USD Second Lien Term Loan	—	—	—	—	210,000
Total	71,080	121,676	129,756	138,157	2,103,769

(a)	First and Second Lien Term Loans

On August 1, 2014, Amaya completed the Rational Group Acquisition, which was partly financed through the issuance of long-term debt, allocated into first and second lien term loans. Without giving effect to the Refinancing (as defined below), the first lien term loans consisted of a $1.75 billion seven-year first lien term loan priced at LIBOR plus 4.00% (the “USD First Lien Term Loan”) and a €200 million seven-year first lien term loan priced at Euribor plus 4.25% (the “EUR First Lien Term Loan” and, together with the USD First Lien Term Loan, the “First Lien Term Loans”), in each case with a 1.00% LIBOR and Euribor floor and repayable on August 22, 2021. Also without giving effect to the Refinancing, the second lien term loan consisted of an $800 million eight-year loan priced at LIBOR plus 7.00%, with a 1.00% LIBOR floor and repayable on August 1, 2022 (the “USD Second Lien Term Loan”).

On August 12, 2015, the Corporation completed the previously announced refinancing of certain of its outstanding long-term indebtedness (the “Refinancing). The Refinancing included the repayment of approximately $590 million of the USD Second Lien Term Loan. The Corporation funded this repayment, as well as fees and related costs, through a combination of an approximately $315 million increase of the existing USD First Lien Term Loan, approximately €92 million increase of the existing EUR First Lien Term Loan and approximately $195 million in cash.  The credit agreement related to the First Lien Term Loans was amended to, among other things, provide for these increased term loan facilities.

First Lien Term Loans

Giving effect to the Refinancing, the USD First Lien Term Loan increased to $2.04 billion and the EUR First Lien Term Loan increased to €289 million. The applicable interest rates remained the same.

The Corporation is required to allocate up to 50% of the excess cash flow of the Corporation to the principal repayment of the First Lien Term Loans. Excess cash flow is referred to as EBITDA of Amaya Holdings B.V. on a consolidated basis for such excess cash flow period (i.e., each fiscal year commencing with the fiscal year ending on December 31, 2015), minus, without duplication, debt service, capital expenditures, permitted business acquisitions and investments, taxes paid in cash, increases in working capital, cash expenditures in respect of swap agreements, any extraordinary, unusual or nonrecurring loss, income or gain on asset dispositions, and plus, without any duplication, decreases in working capital, capital expenditures funded with the proceeds of the issuance of debt or the issuance of equity, cash payments received in respect of swap agreements, any extraordinary, unusual or nonrecurring gain realized in cash and cash interest income to the extent deducted in the computation of EBITDA.

The percentage allocated to the principal repayment can fluctuate based on the following:

•

If the total secured leverage ratio at the end of the applicable excess cash flow period is less than or equal to 4.75 to 1.00 but is greater than 4.00 to 1.00, the repayments will be 25% of the excess cash flow.

•	If the total secured leverage ratio at the end of the applicable excess cash flow period is less than or equal to 4.00 to 1.00, the repayment will be 0% of the excess cash flow.

As a result of the Refinancing and an amendment to the credit agreement for the First Lien Term Loans, the Corporation will not be required to allocate any excess cash flow to the principal repayment of the First Lien Term Loans during the fiscal year ending December 31, 2016.

The agreement for the First Lien Term Loans restricts the Corporation from, among other things, incurring additional debt or granting additional liens on its assets and equity, distributing equity interests and distributing any assets to third parties.

Second Lien Term Loan

Giving effect to the Refinancing, the Second Lien Term Loan decreased to $210 million. The applicable interest rate remained the same.

(b)Senior Facility

On May 15, 2014, a former subsidiary of the Corporation, Cadillac Jack Inc. (“Cadillac Jack”) obtained an incremental $80 million term loan to its then-existing credit facilities through an amendment thereto for the purpose of financing working capital expenses and general corporate purposes of the Corporation. The new aggregate principal amount of $240 million accrued interest at a per annum rate equal to LIBOR plus 8.5% with a 1% LIBOR floor (as amended, the “Senior Facility”). The Senior Facility was to mature over a five-year term from the closing date and was secured by the stock and the assets of the subsidiary. The Corporation fully repaid, and satisfied all outstanding obligations under, the Senior Facility on May 29, 2015.

(c)	Mezzanine Facility

On May 15, 2014, Cadillac Jack obtained a mezzanine subordinated unsecured loan (the “Mezzanine Facility”) in the form of a subordinated term loan in the aggregate principal amount of $100 million, bearing interest at a per annum rate equal to 13%; provided, at the option of the subsidiary, interest accruing at a per annum rate of 7% could instead be paid in-kind in lieu of cash. The Mezzanine Facility was to mature over a six-year term from the closing date and was unsecured. The Corporation fully repaid, and satisfied all outstanding obligations under, the Mezzanine Facility on May 29, 2015.

The repayment of the Senior Facility and Mezzanine Facility resulted in the Corporation repaying approximately $344 million of debt, thereby eliminating all related debt service costs, including interest payments, of each of the Senior Facility and Mezzanine Facility.

(d)	2013 Debentures

On February 7, 2013, the Corporation closed a private placement of units, issuing and selling 30,000 units at a price of CDN $1,000 per unit for aggregate gross proceeds of CDN $30 million. Each unit consisted of certain non-convertible subordinated debentures (the “2013 Debentures”) and non-transferable common share purchase warrants. The 2013 Debentures matured on January 31, 2016 and CDN $30 million was repaid on February 1, 2016 and the then-remaining outstanding warrants expired on January 31, 2016.  As of such date, the Corporation had no further obligations under or with respect to the same.

11.	DERIVATIVES

The Corporation is exposed to interest rate and currency risk. The Corporation uses derivative financial instruments for risk management purposes only, not for generating trading profits, and anticipates that such instruments will mitigate interest rate and currency risk, as applicable. As such, any change in cash flows associated with derivative instruments is expected to be offset by changes in cash flows related the hedged position.

Derivative instruments without hedge accounting

As at March 31, 2016, the Corporation has multiple forward foreign exchange contracts outstanding to purchase USD for Euros and buy GBP for USD. These economic hedges are intended to mitigate the impact of the fluctuation of both the USD to Euro and USD to GBP exchange rates on foreign currency liabilities.

For the three months ended March 31, 2016, the Corporation recognized a realized gain in income of $1.47 million (2015 -  nil) and an unrealized loss in income of $11.35 million (2015 – nil).

Put liabilities

In connection with the July 31, 2015 acquisition of Stars Fantasy Sports Subco, LLC, the operator of the Corporation’s StarsDraft brand, the Corporation granted a put option to the sellers whereby such sellers have the right, but not the obligation, to sell to the Corporation all the equity interests then held by such sellers. This derivative was recorded for the three months ended March 31, 2016 at the present value of $5.36 million (December 31, 2015 - $5.29 million).

In connection with the October 20, 2015 acquisition of the assets of Amaya Innovation Ltd, the Corporation granted a put option to the sellers whereby such sellers have the right, but not the obligation, to sell to the Corporation all the equity interests then held by such sellers. This derivative was recorded for the three months ended March 31, 2016 at the present value of $815,000 (December 31, 2015 - $815,000).

The following table summarizes the fair value of derivatives as at March 31, 2016 and the change in fair value for the three months ended March 31, 2016:

	Forward Contracts $000's	Cross-currency interest rate swap contracts $000's	Total $000's
Opening balance, as at January 1, 2015	—	—	—
Unrealized gain in fair value	4,012	9,473	13,485
Total derivative asset as at December 31, 2015 (As adjusted - note 4)	4,012	9,473	13,485
Unrealized loss in fair value	(4,012)	(9,620)	(13,632)
Translation	—	147	147
Total derivative asset as at March 31, 2016	—	—	—

	Forward Contracts $000's	Cross-currency interest rate swap contracts $000's	Put Liability $000's	Total $000's
Opening balance, as at January 1, 2015	—	—	—	—
Unrealized loss in fair value	2,184	16,538	—	18,722
Derivatives granted on acquisitions	—	—	6,102	6,102
Total derivative liability as at December 31, 2015 (As adjusted - note 4)	2,184	16,538	6,102	24,824
Unrealized loss in fair value	9,175	87,467	—	96,642
Accretion	—	—	75	75
Translation	—	3,690	—	3,690
Total derivative liability as at March 31, 2016	11,359	107,695	6,177	125,231
Current portion	11,359	107,695	—	119,054
Non-current portion	—	—	6,177	6,177

12.	OTHER PAYABLES

The Corporation’s other payables mainly relate to the frequent player points and certain Austria gaming duty as described below. The frequent player points relate to loyalty programs operated by the B2C business for its customers, which involves awarding loyalty points based on amounts wagered. The points can be used to make a wide variety of purchases in lieu of cash or can be exchanged for cash. The Corporation maintains sufficient overhead in cash and investments to cover the estimated future frequent player points liability.

The Corporation recorded an amount for alleged gaming duty payable in Austria for a period from 2011 through 2015. Based on internal and external local tax advice, to potentially mitigate any penalties and possible action by the Austrian tax authorities, the Corporation intends to pay the alleged gaming duty provided and filed an appeal with the applicable Austrian courts on the basis of, among other arguments, the constitutionality of the gaming duty. The Corporation has sent a notice of claim to the former owners of Oldford Group seeking indemnification under the merger agreement governing the Rational Group Acquisition in the amount of $21.76 million (€19.61 million), representing the amount of alleged gaming duty owed for pre-acquisition periods.

	As of March 31,	As of December 31,
	2016	2015
	$000’s	$000’s (As adjusted - note 4)
Austria gaming duty	31,316	34,788
Frequent player points	49,583	41,655
Brokerage account payable	7,599	7,083
Deferred payment	3,000	3,500
Bonuses payable to employees	3,560	2,412
Equipment financing	11	16
Total current portion of other payable	95,069	89,454

The Corporation’s other long-term payables include the following:

	As of March 31,	As of December 31,
	2016	2015
	$000’s	$000’s (As adjusted - note 4)
Bonuses payable to employees	607	569
Total long term portion of other payables	607	569

13.	CUSTOMER DEPOSITS

Customer deposit liabilities relate to customer deposits which are held in multiple bank accounts that are segregated from those holding operational funds. Amaya holds customer deposits, along with winnings and any bonuses in trust accounts from which money may not be removed if it would result in a shortfall of such deposits. These deposits are included in current assets in the unaudited interim condensed consolidated statements of financial position under cash and investments, which includes short term, highly liquid investments classified as available for sale investments. At March 31, 2016, the Corporation had $406.98 million (December 31, 2015 - $443.52 million) in customer deposits.

Additionally, at March 31, 2016, the Corporation had $49.58 million (December 31, 2015 - $41.65 million) in frequent player points, which are included in “other payables” under current liabilities in the unaudited interim condensed consolidated statements of financial position (see note 12).

14.	SHARE CAPITAL

The authorized share capital of the Corporation consists of an unlimited number of common shares, with no par value, and an unlimited number of convertible preferred shares, with no par value, issuable in series.

During the three months ended March 31, 2016:

•

the Corporation issued 273,366 common shares for cash consideration of $1.21 million as a result of the exercise of warrants. The exercised warrants were initially valued at $564,000 using the Black-Scholes valuation model. Upon the exercise of such warrants, the value originally allocated to the warrants in reserves was reallocated to the common shares so issued.

•

the Corporation issued 104,384 common shares for cash consideration of $353,000 as a result of the exercise of stock options. The exercised stock options were initially valued at $116,000 using the Black-Scholes valuation model. Upon the exercise of such stock options, the value originally allocated to the stock options in reserves was reallocated to the common shares so issued.

15.	RESERVES

The following table highlights the classes of reserves included in the Corporation’s equity:

	Warrants $000’s	Stock options $000’s	Treasury shares $000’s	Cumulative translation adjustments $000’s	Available for sale investments $000’s	Derivatives $000’s	Other $000’s	Total $000’s
Balance – January 1, 2015 (As adjusted - note 4, 8)	304,430	8,111	(1,893)	(27,378)	13,646	—	1,624	298,540
Cumulative translation adjustments	—	—	—	81,580	—	—	—	81,580
Stock-based compensation	—	14,224	—	—	—	—	—	14,224
Exercise of warrants	(810)	—	—	—	—	—	—	(810)
Exercise of stock options	—	(1,188)	—	—	—	—	—	(1,188)
Realized gains	—	—	—	—	(8,909)	(43,898)	—	(52,807)
Unrealized losses	—	—	—	—	(17,019)	(7,059)	—	(24,078)
Purchases of treasury shares	—	—	(28,142)	—	—	—	—	(28,142)
Put liability (note 11)	—	—	—	—	—	(5,980)	—	(5,980)
Other	—	—	—	—	—	—	(375)	(375)
Balance – December 31, 2015 (As adjusted - note 4)	303,620	21,147	(30,035)	54,202	(12,282)	(56,937)	1,249	280,964
Cumulative translation adjustments	—	—	—	(134,631)	—	—	—	(134,631)
Stock-based compensation	—	3,066	—	—	—	—	—	3,066
Exercise of warrants	(564)	—	—	—	—	—	—	(564)
Exercise of stock options	—	(116)	—	—	—	—	—	(116)
Realized losses	—	—	—	—	—	93,643	—	93,643
Unrealized losses	—	—	—	—	4,760	(97,670)	—	(92,910)
Balance – March 31, 2016	303,056	24,097	(30,035)	(80,429)	(7,522)	(60,964)	1,249	149,452

Stock Options

Under the Corporation’s 2010 Stock Option Plan (the “Option Plan”) and 2015 Equity Incentive Plan (the “Equity Incentive Plan” and, together with the Option Plan, the “Plans”), an aggregate of 1,593,444 additional common shares were reserved for issuance as at March 31, 2016. Pursuant to the terms of the Plans, this reserve cannot exceed 10% of the issued and outstanding common shares of the Corporation at any time. At March 31, 2016, the stock options represented 8.81% of the issued and outstanding common shares of the Corporation.

The following table provides information about outstanding stock options issued under the Plans:

	For the three months ended
	March 31, 2016
	Number of options	Weighted average exercise price CDN $
Beginning balance	12,000,819	20.69
Transactions during the period:
Issued	40,000	16.00
Exercised	(104,384)	4.63
Forfeited	(149,485)	28.75
Ending balance	11,786,950	20.72

During the three months ended March 31, 2016, the Corporation granted an aggregate of 40,000 stock options under the Equity Incentive Plan.

The outstanding stock options issued under the Plans are exercisable at prices ranging from CDN $1.00 to $35.30 per share and have a weighted average contractual term of 5.14 years.

The weighted average share price of options exercised during the three months ended March 31, 2016 was CDN $4.63 (December 31, 2015 – CDN $4.67).

A summary of exercisable options per stock option grant under the Plans is as follows:

	Outstanding options		Exercisable options
Exercise prices CDN $	Number of options	Weighted average outstanding maturity period (years)	Number of options	Exercise price CDN $
1.00 to 3.38	1,386,600	1 to 3	1,386,600	1.00 to 3.38
4.20 to 8.43	1,692,900	3 to 5	1,159,134	4.20 to 8.43
16.00 to 35.30	8,707,450	5 to 7	1,339,718	16.00 to 35.30
	11,786,950	5.14	3,885,452	11.81

The Corporation recorded a compensation expense for the three months ended March 31, 2016 of $3.07 million (March 31, 2015 – $2.76 million). As at March 31, 2016, the Corporation had $15.85 million of compensation expense related to the issuance of stock options to be recorded in future periods. Pursuant to an amendment to the Option Plan approved by the Corporation’s shareholders on June 22, 2015 and by the TSX, the options granted under the Option Plan were extended in certain circumstances for an additional two years.

The stock options issued during the three months ended March 31, 2016 and year ended December 31, 2015 were accounted for at their grant date fair value of $98,000 and $15.83 million, respectively, as determined by the Black-Scholes valuation model using the following weighted-average assumptions:

	2016	2015
Expected volatility	54%	54%
Expected life	4.75 years	3.75 to 6.25 years
Expected forfeiture rate	17%	0%-17%
Risk-free interest rate	1.07%	1.07%
Dividend yield	Nil	Nil
Weighted average share price	CDN $ 16.00	CDN $ 26.40
Weighted average fair value of options at grant date	CDN $ 3.38	CDN $ 5.04

The expected life of the options is estimated using the average of the vesting period and the contractual life of the options. The expected volatility is estimated based on the Corporation’s public trading history on the TSX for the last 4.75 years. Expected forfeiture rate is estimated based on a combination of historical forfeiture rates and expected turnover rates.

Warrants

The following table provides information about outstanding warrants at March 31, 2016:

	For the three months ended
	March 31, 2016
	Number of warrants	Weighted average exercise price CDN $
Beginning balance	15,274,584	5.14
Issued	—	—
Exercised	(273,366)	6.25
Expired	(682)	6.25
Ending balance	15,000,536	5.12

The following table provides information about outstanding warrants per particular warrant grant:

Grant date	Expiry date	Number of warrants	Exercise price CDN $
May 15, 2014	May 15, 2024	4,000,000	19.17
August 1, 2014	August 1, 2024	11,000,536	0.01
		15,000,536	5.12

16.	FAIR VALUE

The Corporation determined that the carrying values of its short-term financial assets and liabilities approximate their fair value because of the relatively short periods to maturity of these instruments and low risk of credit.

Certain of the Corporation’s financial assets are measured at fair value at the end of each reporting period. The following table provides information about how the fair values of these financial assets are determined as at each of March 31, 2016 and December 31, 2015:

	As at March 31, 2016
	Fair value & carrying value	Level 1	Level 2	Level 3
	$000’s	$000’s	$000’s	$000’s
Funds - Available for sale	60,870	60,870	—	—
Bonds - Available for sale	111,868	111,868	—	—
Convertible debentures - Fair value through profit/loss	14,007	5,343	8,664	—
Equity in quoted companies - Available for sale, preferred shares, fair value through profit/loss	139,527	113,372	—	26,155
Equity in private companies - Available for sale	9,523	—	—	9,523
Total financial assets	335,795	291,453	8,664	35,678

Derivatives	125,231	—	119,054	6,177
Total financial liabilities	125,231	—	119,054	6,177

	As at December 31, 2015 (As adjusted - note 4)
	Fair value & carrying value	Level 1	Level 2	Level 3
	$000’s	$000’s	$000’s	$000’s
Funds - Available for sale	57,340	57,340	—	—
Bonds - Available for sale	90,963	90,963	—	—
Convertible debentures- Fair value through profit/loss	12,261	4,952	7,309	—
Equity in quoted companies - Available for sale	147,019	128,802	—	18,217
Equity in private companies - Available for sale	9,462	—	—	9,462
Derivatives	13,485	—	13,485	—
Total financial assets	330,530	282,057	20,794	27,679

Derivatives	24,825	—	18,723	6,102
Total financial liabilities	24,825	—	18,723	6,102

The fair values of other financial assets and liabilities measured at amortized cost on the statements of financial position as at each of March 31, 2016 and December 31, 2015 are as follows:

	As at March 31, 2016
	Fair value	Level 1	Level 2	Level 3
	$000’s	$000’s	$000’s	$000’s
Promissory note	7,923	—	—	7,923
Total financial assets	7,923	—	—	7,923

First Lien Term Loans	2,259,894	2,259,894	—	—
USD Second Lien Term Loan	206,982	206,982	—	—
Total financial liabilities	2,466,876	2,466,876	—	—

	As at December 31, 2015 (As adjusted - note 4)
	Fair value $000’s	Level 1 $000’s	Level 2 $000’s	Level 3 $000’s
Promissory note	7,700	—	—	7,700
Total financial assets	7,700	—	—	7,700

First Lien Term Loans	2,221,413	2,221,413	—	—
USD Second Lien Term Loan	209,475	209,475	—	—
2013 Debentures	21,676	21,676	—	—
Total financial liabilities	2,452,564	2,452,564	—	—

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring the fair value of an asset or a liability, the Corporation uses market observable data to the extent possible. If the fair value of an asset or a liability is not directly observable, it is estimated by the Corporation using valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs (e.g., by the use of the market comparable approach that reflects recent transaction prices for similar items, discounted cash flow analysis, or option pricing models refined to reflect the Corporation’s specific circumstances). Inputs used are consistent with the characteristics of the asset or liability that market participants would take into account.

For the Corporation’s financial instruments which are recognized in the unaudited interim condensed consolidated statements of financial position at fair value, the fair value measurements are categorized based on the lowest level input that is significant to the fair value measurement in its entirety and the degree to which the inputs are observable. The significance levels are classified as follows in the fair value hierarchy:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 – Inputs for the asset or liability that are not based on observable market data.

Transfers between levels of the fair value hierarchy are recognized by the Corporation at the end of the reporting period during which the transfer occurred.

Reconciliation of Level 3 fair values

The following table shows a reconciliation from opening balances to the closing balances for Level 3 fair values:

	Level 3 Equity	Level 3 Promissory note
	$000’s	$000’s
Balance – January 1, 2015 (As adjusted - note 4)	7,508	—
Acquisition through business divestiture	28,050	7,195
Purchases	505	—
Loss included in Income from investments	(9,767)	—
Interest and Accretion included in Financial expenses	—	505
Unrealized gain included in other comprehensive income	1,383	—
Balance – December 31, 2015 (As adjusted - note 4)	27,679	7,700
Gain included in Income from investments	7,771	—
Interest and Accretion included in Financial expenses	—	223
Unrealized gain included in other comprehensive income	228	—
Balance – March 31, 2016	35,678	7,923

Level 3 Liability
$000’s
Balance – January 1, 2015	—
Issuance of put liability (note 11)	6,102
Balance – December 31, 2015 (As adjusted - note 4)	6,102
Accretion of put liability (note 11)	75
Balance – March 31, 2016	6,177

17.	PROVISIONS AND CONTINGENT LIABILITIES

The purchase price for the acquisition of the Corporation’s B2C business included a deferred payment of $400 million. The current fair value of the deferred payment of $380.88 million (December 31, 2015 - $375.39 million) is recorded in Provisions. The amount was reclassed from long-term liabilities to current liabilities during the period to reflect the payment being due on February 1, 2017.

As part of management’s ongoing regulatory compliance and operational risk assessment process, management monitors legal and regulatory developments and proceedings, and their potential impact on the business, including the certain class actions brought against the Corporation during the quarter which generally allege that the Corporation violated certain securities laws by misrepresenting or failing to disclose information related to the charges made by the Autorité des marchés financiers against a member of the Board of Directors.

The class actions seek damages stemming from losses that the plaintiffs claim to have suffered as a result the foregoing. The Corporation believes that the class actions are without merit and intends to vigorously defend itself against them.

Given the nature of the legal and regulatory landscape of the industry in which it operates, from time to time the Corporation has received notices, communications and legal actions from regulatory authorities in various jurisdictions and other parties in respect of its activities. The Corporation has taken legal advice as to the manner in which it should respond and the likelihood of success of such actions. Based on this advice and the nature of the actions, no provisions have been recorded with respect to legal proceedings for the three months ended March 31, 2016.

Prior to the Rational Group Acquisition, the Commonwealth of Kentucky, ex. rel. J. Michael Brown, Secretary of the Justice and Public Safety Cabinet, filed a legal proceeding against Oldford Group and certain affiliates thereof (the “Oldford Parties”) and various other defendants (the “Kentucky Proceeding”), pursuant to which the Commonwealth sought to recover alleged gambling losses on behalf of Kentucky residents who played real-money poker on the PokerStars website during the period between October 12, 2006 and April 15, 2011. On August 12, 2015, the trial court in the Kentucky Proceeding entered a default judgment against the Oldford Parties following certain alleged discovery failures, including by certain former owners of Oldford Group, and partial summary judgement on liability in favor of the Commonwealth. On December 23, 2015, the trial court entered an order for damages in the amount of approximately $290 million, which the trial court trebled to approximately $870 million.  The Corporation believes the action is frivolous and will vigorously dispute the liability. On February 22, 2016, the Corporation filed a notice of appeal to the Kentucky Court of Appeals and posted a $100 million supersedeas bond to stay enforcement of the order for damages during the pendency of the appeals process. The posting of the bond initially required the delivery of cash collateral in the amount of $35 million and letters of credit in the aggregate amount of $30 million (collectively, the “Kentucky Bond Collateral”), thereby reducing the availability under the Corporation’s current first lien revolving credit facility to $70 million as of the date hereof. On April 15, 2016, the cash portion of the Kentucky Bond Collateral increased by an additional $5 million. To the extent the Oldford Parties may be ultimately obligated to pay any amounts pursuant to a final adjudication following exhaustion of all appeals and other legal options, the Corporation intends to seek recovery against the former owners of Oldford Group.